UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

Solicitation / Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934
(Amendment No. 2)

PEC Solutions, Inc.

(Name of Subject Company)

PEC Solutions, Inc.

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

705107100
(CUSIP Number of Class of Securities)

Dr. David C. Karlgaard
Chief Executive Officer

PEC Solutions, Inc.
12730 Fair Lakes Circle
Fairfax, Virginia 22033
(703) 679-4900

(Name, address and telephone number of person authorized to receive notices and communications on behalf of person(s) filing statement)

with copies to:
Edwin M. Martin, Jr., Esq.
Nancy A. Spangler, Esq.
Jason C. Reis, Esq.

DLA Piper Rudnick Gray Cary US LLP
1775 Wiehle Avenue, Suite 400
Reston, Virginia 20190

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

PEC Solutions, Inc., a Delaware corporation (“PEC” or the “Company”), hereby amends and supplements its statement on Schedule 14D-9 (the “Statement”), initially filed with the Securities and Exchange Commission on May 3, 2005 with respect to the tender offer by PS Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Nortel Networks Inc., a Delaware corporation (“Nortel”), to purchase all of the outstanding shares of the common stock of the Company, par value $0.01 per share (“Company Common Stock”), at a purchase price of $15.50 per share (the “Offer Price”), net to seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 3, 2005 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively, constitute the “Offer”).

Item 4. The Solicitation or Recommendation.

(a) In Item 4, the paragraph under the subsection “Reasons for the Recommendation of the PEC Board—1. PEC’s Operating and Financial Condition Prospects” is hereby amended by deleting such paragraph in its entirety and replacing it with the following:

1. PEC’s Operating and Financial Condition and Prospects. The PEC Board considered the current and historical financial condition and results of operations of PEC, as well as the prospects and strategic objectives of PEC, including the risks involved in achieving those prospects and objectives, and the current and expected conditions in the industry in which PEC operates. Among other things, the PEC Board considered factors such as the risks attendant to achieving the goals of PEC’s strategic plan which include, but are not limited to, the risk factors set forth in Item 1 to the Company’s Annual Report on Form 10-K/A filed with the SEC on March 18, 2005.

(b) In Item 4, the paragraph under the subsection “Alternative Transactions” is hereby amended by deleting the first sentence of such paragraph in its entirety and replacing it with the following:

The PEC Board considered that under the terms of the Merger Agreement, although PEC is prohibited from soliciting alternative acquisition proposals (each an “Acquisition Proposal”) from third parties, prior to the acceptance of any shares of Company Common Stock for payment pursuant to the Offer, PEC may furnish information to, and negotiate or otherwise engage in discussions with, any individual or entity that delivers an unsolicited written proposal after the date of the Merger Agreement for an Acquisition Proposal if the PEC Board determines in good faith, after consultation with its outside legal counsel, that it is required by its fiduciary duties under applicable laws and determines after consulting with its financial advisors that such a proposal is more favorable to PEC’s stockholders (both financially and otherwise) than the transactions contemplated by the Merger Agreement (including any adjustment to the terms and conditions proposed in writing by Nortel in response to such Acquisition Proposal) taking into account, among other things, the likelihood and anticipated timing of consummation and all legal, financial, regulatory and other aspects of the proposal (a “Superior Proposal”).

(c) In Item 4, the paragraph under the subsection “Reasons for the Recommendation of the PEC Board” is hereby amended by deleting the introduction of such subsection in its entirety and replacing it with the following:

     Reasons for the Recommendation of the Board. In reaching its recommendation described in the first paragraph of this Item 4 regarding the transaction, the PEC Board relied upon the following reasons:

Item 9. Exhibits.

The following Exhibits are filed with this Amendment No. 2 to the Statement:

Exhibit No.	Description

(a)(9)	Email message sent to holders of outstanding options issued pursuant to the PEC Solutions, Inc. 2000 Stock Incentive Plan, dated May 19, 2005.

(a)(10)	Press release issued by Nortel, dated May 19, 2005

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: May 19, 2005	PEC SOLUTIONS, INC.

By: /s/ DAVID C. KARLGAARD
David C. Karlgaard
Chief Executive Officer and Chairman
of the Board of Directors